

December 21, 2011

Via E-mail
Zhi Jian Zeng
Asian Trends Media Holdings, Inc.
Suite 1902, 19th Floor
Tower II, Kodak House
Quarry Bay
Hong Kong

> **Re:** **Asian Trends Media Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed April 15, 2011**
> **Form 10-Q for the quarter ended June 30, 2011**
> **Filed August 22, 2011**
> **Form 10-Q for the quarter ended September 30, 2011**
> **Filed November 14, 2011**
> **File No. 000-52020**

Dear Mr. Zeng:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Liquidity and Capital Resources, page 25

1. We note that your auditors' report contains a going concern modification. In accordance with FRC 607.02, your discussion of liquidity within Management's Discussion and

Analysis should provide prominent disclosure of the facts and circumstances that led to your accountant's report containing substantial doubt about your ability to continue as a going concern and management's viable plans to overcome this uncertainty. Your current disclosures regarding your viable plans are not specific to your circumstances and should be revised. Your discussion of management's plans should include a detailed description of the expected sources and demands for cash over the 12 months following the most recent balance sheet date presented in your filing. If your monthly cash outflows are expected to be consistent, you may wish to present the detail of those monthly outflows in tabular form for the ease of your readers. Otherwise, your cash outflows should be described and quantified in narrative form. Your discussion of management's plans should also address anticipated changes that will occur during this 12 month period, such as whether you anticipate that you will sell shares of your common stock, the steps you are taking or intend to take to secure sufficient assets and customers to increase operations, and the impact of the sale of GME. Please revise accordingly. You also state in some parts of your document, such as on page 23 under Plan of Operation, that you believe your available cash and cash equivalents as of December 31, 2010, along with expected proceeds from operations will provide adequate liquidity to fund your operations for at least the next twelve months. In other places, such as in risk 24 on page 13 you state that you believe that your current cash and cash equivalents and cash flow from operations will not be sufficient to meet your anticipated cash needs for the foreseeable future. Please revise your disclosures to consistently present whether you believe your liquidity is adequate and why you believe as you do.

Financial Statements, page 26

Consolidated Statements of Operations and Comprehensive Income, page 29

2. Please show us your calculation of weighted average number of shares outstanding basic and diluted for each of the years ended December 31, 2010 and 2009.

Notes to the Consolidated Financial Statements, page 32

Note 3 – Summary of Significant Accounting Policies, page 32

(h) Revenue Recognition, page 34

3. Please revise your accounting policy to describe in reasonable detail each significant type of revenue transaction you have and how you recognize revenue for that type of transaction. For example, if you generate revenue from the sale of advertising time and project and artist management services, you should describe your revenue recognition policy for each source. Refer to Question 1 of SAB Topic 13.B. Please also clarify your accounting policy for when you use a distributor and for commissions received from DOTV.

Note 8 – Acquisition, page 37

4. Please revise your disclosure regarding your acquisition of GME to include:

    - The name and a description of the acquiree. See ASC 805-10-50-2(a).

    - The amounts of revenue and earnings of the acquiree since the acquisition date included in the consolidated income statement for the reporting period. See ASC 805-10-50-2(h)(1).

    - The revenue and earnings of the combined entity for the current reporting period as though the acquisition date had been as of the beginning of the annual reporting period. See ASC 805-10-50-2(h)(2).

    - The revenue and earnings of the combined entity for the comparable prior reporting period as though the acquisition date had been as of the beginning of the prior annual reporting period. See ASC 805-10-50-2(h)(3).

    - A qualitative description of the factors that make up the goodwill recognized. See ASC 805-30-50-1(a).

    - The method for determining the fair value of the equity interests issued. See ASC 805-30-50-1(b)(4).

5. Please explain to us in more detail the events and circumstances that led to you recording goodwill for this transaction and then within a few months determining it was fully impaired. In this regard, please explain to us what the deferred credit relating to unearned revenue related to and how it was calculated.

Note 13 – Going Concern, page 38

6. Please provide more specific details regarding management's viable plans to continue as a going concern.

Exhibit 31.1

7. We note that your Certification of the Chief Executive Officer is signed by Yau Wai Hung. Per your Form 8-K filed on January 25, 2011, Yau Wai Hung resigned as your CEO on January 22, 2011 and Zhi Jian Zeng was appointed CEO. Please revise the certification so that it is currently dated and signed by the principal executive officer who was serving in such capacity at the time of the filing. Refer to Item 601(b)(31) of Regulation S-K and Question 13 of the Sarbanes-Oxley Act Frequently Asked Questions dated November 8, 2002 (revised November 14, 2002) available at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm.

Form 10-Q for the quarter ended June 30, 2011

Notes to the Condensed Consolidated Financial Statements, page 7

Note 1 – Organization and Principal Activities, page 7

8. We note your disclosure that on January 21, 2011 the company entered into an Asset Sale, Purchase and Transfer Agreement with the former shareholders of GME. According to the terms of the Sale Agreement you sold your subsidiary Asian Trends Broadcasting Inc. and its subsidiaries GME, Global China Media Limited, and Great China Game Limited to the buyers. Please explain to us which of your subsidiaries owns and operates your liquid crystal display flat-panel televisions and billboards that display advertising throughout Hong Kong. In previous filings on Form 10-K, you had disclosed that Asian Trends Broadcasting, Inc, was the subsidiary that owned and operated the LCD billboards business. However, your financial statements appear to show the LCD billboards business as part of continuing operations. Therefore, your current disclosures are unclear as to whether the LCD billboards business was sold or retained in the Sale transaction on January 21, 2011.

Signatures, page 15

9. We note that your Form 10-Q is signed by Yau Wai Hung. Per your Form 8-K filed on January 25, 2011, Yau Wai Hung resigned as your CEO on January 22, 2011 and Zhi Jian Zeng was appointed CEO. Please revise the Form 10-Q so that it is currently dated and signed by the principal executive officer who was serving in such capacity at the time of the filing. Refer to Item 601(b)(31) of Regulation S-K and Question 13 of the Sarbanes-Oxley Act Frequently Asked Questions dated November 8, 2002 (revised November 14, 2002) available at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm. Please also apply this comment to your Amendment No. 1 to Form 10-Q for the quarter ended June 30, 2011 filed September 13, 2011.

Form 10-Q for the quarter ended September 30, 2011

Signatures, page 16

10. We note that your Form 10-Q is signed by Yau Wai Hung. Per your Form 8-K filed on January 25, 2011, Yau Wai Hung resigned as your CEO on January 22, 2011 and Zhi Jian Zeng was appointed CEO. Please revise the Form 10-Q so that it is currently dated and signed by the principal executive officer who was serving in such capacity at the time of the filing. Refer to Item 601(b)(31) of Regulation S-K and Question 13 of the Sarbanes-Oxley Act Frequently Asked Questions dated November 8, 2002 (revised

November 14, 2002) available at
http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3849 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Sr. Assistant Chief Accountant

cc: Callie Jones, Vincent & Rees